November 2, 2006


By facsimile to (212) 400-6901 and U.S. Mail


Mr. Mark A. Beemer
President and Chief Executive Officer
Alternative Energy Sources, Inc.
310 West 20th Street, 2nd Floor
Kansas City, MO 64108-2005

Re:	Alternative Energy Sources, Inc.
	Registration Statement on Form SB-2
	Filed October 11, 2006
File No. 333-137948
Annual Report on Form 10-KSB for the fiscal year ended December
31,
2005 and
Subsequent Exchange Act Reports
File No. 0-51762

Dear Mr. Beemer:

	We reviewed the filings and have the comments below.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

SB-2

General

1. To the extent applicable, comments on the registration statement on Form SB-2 of Alternative Energy Sources, Inc. or Alternative
Energy are comments on the annual report on Form 10-KSB and subsequent Exchange Act reports and vice versa.

2. Disclosure indicates that Alternative Energy was a reporting shell company with no operations before its June 19, 2006 merger with Beemer Energy, Inc. or Beemer, a private company. Our view is that both before and after the transaction Alternative Energy`s promoters or affiliates and their transferees "are" underwriters of the securities issued. Our view also is that Rule 144 would be unavailable for resale transactions in this situation, regardless of technical compliance with the rule. See our Worm no-action letter, publicly available January 21, 2000. As appropriate, revise the disclosure throughout the registration statement, including the prospectus` outside front cover page and the selling stockholders and plan of distribution sections, to make clear that:

* Alternative Energy`s promoters or affiliates and their transferees
"are" underwriters of the securities issued. Language such as "may be deemed to be" an underwriter is unacceptable.

* Rule 144 is unavailable for resale transactions in this situation.

3. We read in Article III of your merger agreement that, after certain former officers of Alternative Energy had surrendered their shares of common stock, the shareholders of Alternative Energy had
15.0 million shares of Alternative Energy`s common stock outstanding immediately before to the merger. We read in Article I of your merger agreement that, to effect the acquisition of Beemer, Alternative Energy issued 12.9 million new shares of common stock to
Beemer`s former shareholders in exchange for 100% of Beemer`s outstanding equity. Based on your merger agreement, it appears that immediately after the merger the former shareholders of Alternative
Energy owned 53.8% of the post-merger entity`s voting common stock, and the former shareholders of Beemer owned 46.2% of the post-merger entity`s voting common stock. Notwithstanding the fact that Beemer`s former executive officers became the executive officers of the post-merger entity, or the fact that the post-merger entity chose to pursue Beemer`s development plan rather than continuing with Alternative Energy`s development plan, or the fact that you chose to conduct a private placement of your common stock on the same day as the merger, it is unclear to us why you have accounted for this merger as a reverse acquisition since it does not appear that Beemer`s former shareholders obtained a controlling interest, as defined in ARB 51 and SFAS 141, in the post-merger entity. Please provide us a detailed analysis of how you determined that it was correct to account for this merger as a reverse acquisition rather than using purchase accounting, and tell us the accounting literature, including specific paragraphs, that you relied upon to support your accounting.

Table of Contents

4. Move the paragraph immediately below the caption "Table of Contents" so that it follows the summary and risk factors sections.
We note that the paragraph repeats information included on the prospectus` outside front cover page.

Summary, Our Company, page 1

5. Ensure that the summary information about Alternative Energy and its business is balanced by expanding the narrative presentation to disclose that:

* Alternative Energy is a development stage company that has been engaged in product development and pre-operational activities since its formation.

* Alternative Energy has no operating history as a producer of ethanol and not constructed any ethanol plants to date.

* Alternative Energy has earned no revenues to date.

* Alternative Energy expects that its current capital and other existing resources will be sufficient only to provide a limited amount of working capital.

* Alternative Energy will require additional capital to continue to implement its business plans and may be unable to obtain additional capital required.

* Alternative Energy expects an increase in general and administrative expenses to approximately $150,000 per month in the last quarter of 2006 and first half of 2007.

* Alternative Energy`s management does not have extensive experience in public company matters which could impair Alternative Energy`s ability to comply with legal and regulatory requirements.

6. Clarify that Beemer Energy, Inc. was a privately held corporation formed on May 10, 2006 to serve as a vehicle to effect a merger with a publicly held company.

Recent Developments, page 1

7. Tell us the basis for the $2.00 exercise price of the warrants.

Ethanol Industry, page 2

8. Disclose the source for the statement that ethanol accounted for approximately 3% of the U.S. gasoline fuel supply.

9. We note your citation of the Energy Information Administration. Provide us marked copies of any materials that support these and other third party statements in the prospectus, cross referencing clearly a statement with the underlying support. Tell us whether you believe these materials are the most recent materials on the subject by the authors. Also tell us whether they have been made available to the public without payment of subscription or similar fees. Have any of these materials been published in widely circulated media of general interest or among industry participants? If so, tell us when and where. Unless these materials have been used in widely circulated media or general interest or among industry participants, you must adopt the statements that you attribute to them as your own or file signed and dated consents from each as exhibits to the registration statement.

10. In the third bullet point on page 2, explain briefly the meaning of "E85."

Risk Factors, page 4

11. Include a risk factor relating to your auditor`s going concern warning.

12. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The fifth risk factor states that Alternative Energy will require additional capital to implement its business plans. State the known or anticipated amount of additional capital that Alternative
Energy
will require to implement its business plans.

* The seventh risk factor states that Alternative Energy is dependent upon its officers for management and direction. Identify the officers upon whom Alternative Energy is dependent for management and direction.

* The twenty-fourth risk factor states that Alternative Energy`s common stock is not actively traded, and the bid and asked prices for its common stock have fluctuated widely. State the high and low range of the bid and asked prices for Alternative Energy`s common stock during the past 52 week period.

13. In the third risk factor, highlight clearly in the caption and narrative discussion that you may not have funds or may not receive funds to construct the two planned ethanol plants in Iowa and Illinois.

14. Any reference to The OTC Bulletin Board or OTCBB should never include NASD, formerly known as The National Association of Dealers,
Inc., or The Nasdaq Stock Market, Inc. Refer to the twenty-fourth risk factor and also the market for common equity and related stockholder matters section, and revise.

15. Revise disclosure in the thirtieth risk factor to state clearly that Alternative Energy`s shares of common stock are a penny stock.

Special Note Regarding Forward-Looking Statements, page 15

16. Since Alternative Energy is a penny stock issuer, Alternative Energy is ineligible to rely on the safe harbor for forward-looking statements. See section 27A(b)(1)(C) of the Securities Act and section 21E(b)(1)(C) of the Exchange Act. To avoid confusion on the applicability of the Private Litigation Reform Act of 1995, Alternative Energy should delete the references to the Securities Act and the Exchange Act. Alternatively, Alternative Energy should explain that it is ineligible to rely on the acts` safe harbor provisions.

Selling Stockholders, page 16

17. For any beneficial owner such as 264646 Alberta Ltd. that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to footnotes
(2), (6), (8), and (51) and telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of
Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise.

18. Disclosure in the first paragraph states the prospectus covers shares sold in "our recent private equity offerings." For greater clarify, specify the private equity offerings to which the disclosure is referring. We note that the recent sales of unregistered securities section makes reference to only one private offering that
Alternative Energy made concurrently with the merger`s closing on June 19, 2006. Similarly, disclosure in the sixth paragraph states that, unless otherwise indicated, the stockholders listed in the table below acquired their shares "in the private offering." For greater clarity, specify the private offering to which the disclosure is referring.

19. Disclosure in the fourth paragraph states that, "as noted below in the footnotes to the table," one of the selling stockholders is a broker-dealer and five of the selling stockholders are affiliates of broker-dealers. For greater clarity, specify the footnotes to the table to which the disclosure is referring.

20. Consider adding disclosure that the term selling stockholders includes them and their transferees, pledges, donees, or their successors.

21. States that Alternative Energy will file a prospectus supplement to name successors to any named selling stockholders who are able to use the prospectus to resell the securities.

Company Overview, page 30

22. Explain the meaning of the abbreviation "CO2."

Competitive Strengths, page 31

23. Disclosures state that:

* Alternative Energy`s plants will be operated by natural gas during year one.

* A strategy to shift from natural gas to coal fired plants after year one would offer a distinct cost competitive advantage.

Disclose whether Alternative Energy has identified sources for its supply of natural gas or coal, and, if so, whether Alternative
Energy
has entered into any supply agreement.

Plan of Distribution, page 49

24. Disclosure in this section`s eleventh paragraph states that if Alternative Energy is notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, Alternative Energy will file a prospectus supplement "if required." Revise the disclosure to indicate that if a selling stockholder enters into an arrangement with a broker-dealer for the sale of shares of common stock, Alternative Energy will file a post-effective amendment to the registration statement.

Capital Stock Issued and Outstanding, page 51

25. Delete the qualification of the description to documents outside the prospectus. The qualification is permitted under Rule 411(a) of
Regulation C under the Securities Act only where a summary of a particular document is required or contemplated by the form.

Where You Can Find More Information, page 53

26. If you retain the language that statements contained in the prospectus about the contents of any contract, agreement, or other document "are not necessarily complete," disclose that all material provisions of the contract, agreement, or other document are disclosed in the prospectus.

Statement of Stockholders` Equity, page F-4

27. Please revise to clarify if the $4,372 in compensation expense is a result of the stock options you issued through June 30, 2006.

Note 2.  Summary of Significant Accounting Policies, page F-7

General

28. Please revise to include a description of the nature of your prepaid expenses balance.

Note 4. Stockholders` Equity, page F-10

29. Please provide us a specific and comprehensive discussion of how you considered each of the requirements of paragraphs 12-32 of EITF
00-19 in determining whether the warrants issued in your private placement offering should be classified as a liability and measured at fair value.

30. We note that you have a registration rights agreement with your
investors which appears to contain liquidating damages. Please revise to disclose how you have considered EITF 05-4 and to state which view presented in Issue Summary No. 1 for the June 15-16, 2005
Meeting that you have adopted. Please also specifically disclose the damages that you may incur.

Recent Sales of Unregistered Securities, page II-2

31. State the number of issued and outstanding capital stock surrendered by holders of Beemer Energy, Inc. on the merger`s closing date. See Item 701(c) of Regulation S-B.

32. State the value of the 12,900,000 shares of Alternative
Energy`s
common stock received by holders of Beemer Energy, Inc. on the merger`s closing date.

Undertakings, page II-4

33. Since this is an offering being made in reliance on Rule
415(a)(1)(i) of Regulation C under the Securities Act, revise the last paragraph to include the undertakings specified by subparagraphs
(i) and (ii) of Item 512(g)(1) of Regulation S-B.

Exhibit 5.1

34. Identify the assumptions that counsel made to which it states that the opinion is subject. Alternatively, delete the statement that "In rendering our opinion, we have made the assumptions that are customary in opinion letters of this kind."

8-K dated June 19, 2006 and filed June 23, 2006

Exhibits 10.2, 10.3,10.4, and 10.5

35. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did file not all of the attachments to the exhibits, please refile the exhibits in their entirety.

Closing

	File amendments to the SB-2 and the 8-K in response to the comments. To expedite our review, Alternative Energy may wish to provide us three marked courtesy copies of the amendments.
Include
with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Alternative Energy thinks that compliance with any of the comments is inappropriate, provide the basis in the letter.
We
may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Alternative Energy and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Alternative Energy requests acceleration of the registration statement`s effectiveness, Alternative Energy should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Alternative Energy from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Alternative Energy may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Alternative Energy provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Patricia
A.
Armelin, Staff Accountant, at (202) 551-3747 or Jennifer K.
Thompson,
Staff Accountant, at (202) 551-3737.

You may direct questions on other comments and disclosure issues to
Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202)
551-3767.

Very truly yours,





 Jennifer R. Hardy
   Legal Branch Chief

cc:	Kenneth S. Goodwin, Esq.
	Gottbetter & Partners, LLP
	488 Madison Avenue, 12th Floor
	New York, NY 10022

	Louis W. Zehil, Esq.
	McGuireWoods LLP
	1345 Avenue of the Americas, 7th Floor
	New York, NY 10105



Mr. Mark A. Beemer
November 2, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE